CONSENT

The undersigned hereby consents to the use of my name and the scientific and technical information with respect to the Tonopah Lithium Claims Project derived from Sections 13 and 14 and portions of Sections 1 through 12 and Portions of Sections 15 through 27 of the technical report titled "Tonopah Lithium Claims Project NI 43-101 Technical Report - Preliminary Economic Assessment" with an effective date of January 31, 2023; and
  the Falchani Lithium Project derived from portions of Sections 1, 2, 25, 26 and 27; and the entirety of Sections 4 through 12, 14,15 and Section 23  of the technical report titled "Falchani Lithium Project NI 43-101 Technical Report Preliminary Economic Assessment - Update" dated February 22, 2024, with an effective date of January 10, 2024;

which is included in this annual report on Form 40-F for the year ended February 29, 2024 (the "Form 40-F") and the exhibits filed with the Form 40-F being filed by American Lithium Corp. with the United States Securities and Exchange Commission.

/s/ Derek Loveday
Derek Loveday, P.Geo.

Date: May 29, 2024